Change to Fund's Investment Policies

      On February 20, 2008, the Fund's Board of Trustees approved the following changes in the fund's investment policies. The changes became effective immediately.

      The first change was the expansion of non-U.S. investments to include securities outside of North America. This change was recommended by management and approved by the Board of Trustees to enhance investment flexibility and facilitate the management of the portfolio by providing the opportunity to invest in a broader universe of real estate securities. This expansion does not change the fund's policy limiting foreign investment to 20% of managed assets.

      The second change was elimination of the fund's policy limiting investment in illiquid/restricted securities to no more than 10% of its total managed assets (determined at the time of purchase). The elimination of this policy was recommended by management and approved by the Board of Trustees to better reflect changes to the liquidity profile of the fund's investments given current market conditions. This limitation was a voluntary operating policy and not a regulatory requirement. The Trustees will continue to monitor the fund's investments in illiquid/restricted securities, and while the fund may now invest, without limit, in such securities, management does not presently intend to increase the fund's investment in illiquid/restricted securities.